Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 37
DATED AUGUST 27, 2002
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 37 to you in order to supplement our prospectus and its supplements. This supplement, dated August 27, 2002 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments," "Management," "Distribution Reinvestment and Share Repurchase Programs," and "Plan of Distribution" sections of our prospectus. This Supplement No. 37 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 36 dated August 16, 2002, Supplement No. 35 dated August 1, 2002 (which superseded Supplement No. 34 dated July 25, 2002, Supplement No. 33 dated July 17, 2002, Supplement No. 32 dated July 9, 2002, Supplement No. 31 dated June 18, 2002, Supplement No. 30 dated May 30, 2002, Supplement No. 29 dated May 21, 2002, Supplement No. 28 dated May 1, 2002 (which superseded Supplement No. 27 dated April 29, 2002, Supplement No. 26 dated April 17, 2002, Supplement No. 25 dated April 4, 2002, Supplement No. 24 dated March 11, 2002, Supplement No. 23 dated February 28, 2002, Supplement No. 22 dated February 21, 2002, Supplement No. 21 dated February 7, 2002 and Supplement No. 20 dated February 1, 2002 (which superseded Supplement No. 19 dated January 17, 2002, Supplement No. 18 dated January 3, 2002, Supplement No. 17 dated December 17, 2001, Supplement No. 16 dated December 6, 2001, Supplement No. 15 dated November 29, 2001, Supplement No. 14 dated November 20, 2001 and Supplement No. 13 dated November 1, 2001 (which superseded Supplement No. 12 dated October 29, 2001, Supplement No. 11 dated October 5, 2001, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively))))))) and must be read in conjunction with our prospectus and those supplements.

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire each property will generally depend upon no material adverse change occurring in the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

We anticipate purchasing the following properties from unaffiliated third parties. We intend to purchase the following properties with our own funds, with the exception of the Shops on the Circle and Clayton Corners. However, we expect to place financing on the properties at a later date.

		Year	Estimated Acquisition Costs including	Gross Leasable Area	Physical Occupancy As of 8/15/02	No. of
Property	Type	Built	expenses *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Shoppes at Lake Mary Collection Lake Mary Boulevard and Sun Drive Lake Mary, FL	NC	2001	12,500,000	69,875	100	18	Staples

Shops on the Circle Highway 210 and Ross Clark Circle Dothan, AL	NC	2000	15,000,000 (1)	149,085	97	20	T J Maxx Old Navy Office Max PETsMART

Clayton Corners US Highway 70 at Shotwell Road Raleigh, NC	NC	1999/2001	15,000,000 (2)	125,648	97	32	Lowes Food

Lowe's Food Gold Hill Road and State Highway 160 Tega Cay, SC	D	To be built	10,605,000	79,100	--	--	Lowes Food

Circuit City 1401 Piney Plains Road Cary, NC	SU	2000	5,645,000	27,891	100	1	Circuit City

Hartsville Crossing Shopping Center Hartsville, SC	NC	2001	7,474,000	71,120	79	16	Goodys

Morrisville - Food Lion Morrisville, NC	D	To be built	10,099,000	73,900	--	--	Food Lion

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

  As part of the purchase of this property, we will assume the existing debt with a remaining balance of approximately $12,400,000. The loan requires principal and interest payment based on an annual rate of 7.92% and matures in 2010.
  As part of the purchase of this property, we will assume the modified existing debt with a remaining balance of approximately $9,850,000. The loan requires principal and interest payment based on an annual rate of 7.25% and matures in 2012.

NC Neighborhood and Community Retail Shopping Center

SU Single User Retail Property

  D Development Project

Management

Executive Compensation

The following replaces the information contained on page 61 under the heading "Executive Compensation".

Mr. Lazarus will receive an annual salary of $175,000 from us, and reimbursement for his out-of-pocket expenses incurred on our behalf.

Distribution Reinvestment and Share Repurchase Programs

The following replaces information contained on page 198 of the prospectus under the heading "Share Repurchase Program".

The prices at which shares may be sold back to us are as follows:

  During the offering period at $9.25 per share. This is a reduction of $0.75 from the $10 offering price;

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our second offering began February 1, 2001. As of August 22, 2002, we had sold 49,983,636 shares in our second offering resulting in gross proceeds of $499,793,275. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 22, 2002, we had incurred $42,682,446 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $457,110,829 of net proceeds from the sale of those 49,983,636 shares. Our third offering began June 7, 2002. As of August 22, 2002, we had sold 13,915,958 shares in our third offering, resulting in gross proceeds of $139,153,522. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 22, 2002, we had incurred $11,617,102 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $127,536,420 of net proceeds from the sale of those 13,915,958 shares. An additional 1,873,496 shares have been sold pursuant to our Distribution Reinvestment Program as of August 22, 2002, for which we have received additional net proceeds of $17,798,208. As of August 22, 2002, we had repurchased 288,193 shares through our Share Repurchase Program resulting in disbursements totaling $2,669,032. As a result, our net offering proceeds from all offerings total approximately $709,714,173 as of August 22, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the six months ended June 30, 2002, we have incurred and paid property management fees of $1,944,328. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the six months ended June 30, 2002, we had incurred and paid $1,847,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $5,390,000 are included in the purchase prices we have paid for all our properties purchased through August 22, 2002. As of August 22, 2002, we had invested approximately $456,350,000 in properties that we purchased for an aggregate purchase price of approximately $1,022,600,000, and we had invested approximately $2,475,000 in a note receivable from the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of August 22, 2002, we had net offering proceeds of approximately $93,000,000 available for investment in additional properties. As of August 22, 2002, we have committed to the acquisition of an additional $216,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.